





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MV Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 McKinney, STE 1200
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie L. Swanson 713-227-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson
(Name – *if individual, state last, first, middle name*)

One Riverway, STE 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Julie L. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MV Securities Group, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julie L. Swanson
Signature

Chief Financial Officer
Title

Cheri Fay Strelecki
Notary Public

CHERI FAY STRELECKI
Notary Public, State of Texas
Comm. Expires 05-16-2023
Notary ID 789249

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MV SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

C O N T E N T S

HARPER | PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of MV Securities Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MV Securities Group, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MV Securities Group, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MV Securities Group, Inc.'s management. Our responsibility is to express an opinion on MV Securities Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to MV Securities Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of MV Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of MV Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

We have served as MV Securities Group, Inc.'s auditor since 2014.
Houston, Texas
February 24, 2021

2

MV Securities Group, Inc.

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	512,778
Cash on deposit with clearing organization		50,000
		562,778
Receivable from clearing organization		5,614
Receivable 12b-1 fees		2,500
Prepaid expense		14,168
	$	585,060

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	6,565
		6,565
Stockholder's equity:		
Common stock, $1 par value:		
Class A - authorized 1,000,000 shares;		5,000
issued and outstanding 5,000 shares		
Class B - authorized 5,000 shares		714
issued and outstanding 714 shares		
Additional paid-in capital		133,486
Retained earnings		439,295
Total stockholder's equity		578,495
	$	585,060

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statement of Operations

For the Year ended December 31, 2020

Revenue:		
Commissions and fees	$	306,615
Interest		1,342
		307,957
Expenses:		
Clearing charges		125,201
Regulatory fees and assessments		9,079
Professional fees		45,920
Management fee expense		128,400
Other operating expenses		10,031
		318,631
Net loss	$	(10,674)

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statement of Changes in Stockholder's Equity

For the Year ended December 31, 2020

| | Common stock | | | | |
	Class A	Class B	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2019	$ 5,000	$ 714	$ 133,486	$ 899,969	$ 1,039,169
Stockholder distributions	-	-	-	(450,000)	(450,000)
Net loss	-	-	-	(10,674)	(10,674)
Balance at December 31, 2020	$ 5,000	$ 714	$ 133,486	$ 439,295	$ 578,495

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statement of Cash Flows

For the Year ended December 31, 2020

CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$	(10,674)
Changes in assets and liabilities:		
Decrease in receivables		21,035
Increase in prepaid expenses		(3,301)
Increase in accounts payable and accrued expenses		3,216
Net cash provided from operating activities		10,276
CASH FLOW FROM FINANCING ACTIVITIES:		
Partner's distributions		(450,000)
Net cash used by financing activities		(450,000)
Net decrease in cash		(439,724)
Cash at beginning of year		1,002,502
Cash at end of year	$	562,778

The accompanying notes are an integral part of these financial statements.

6

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - MV Securities Group, Inc. (the Company) was incorporated in Texas on June 3, 1996, and is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc.

The Company has locations in Houston, Texas and Birmingham, Alabama. The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under Section (k)(2)(ii).

On August 1, 2012, the Company's stockholders contributed their stock in MV Securities Group, Inc., to The Monroe Vos Consulting Group, Inc., which was under common control and ownership. The Company's stockholders received stock in The Monroe Vos Consulting Group, Inc., in exchange for their shares of MV Securities Group, Inc. Accordingly, the Company became a wholly owned subsidiary of The Monroe Vos Consulting Group, Inc. on August 1, 2012.

The Company operates in conjunction with the parent company, The Monroe Vos Consulting Group, Inc. The Company receives brokerage commissions and other fees from transactions in certain investment accounts maintained by clients of The Monroe Vos Consulting Group, Inc., on a fully disclosed basis.

Statement Presentation – The unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expenses – Commissions on Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Total commissions revenue for 2020 was approximately $167,000. 12b-1 fee revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not considered by management to be material to the Company's financial statements.

Revenues for 12b-1 fees and revenue sharing are based on assets invested in certain mutual funds. Those revenues are received either monthly or quarterly, depending on the mutual fund. Total commissions and fees include revenues from 12b-1 fees and revenue sharing of approximately $139,000 for the year ended December 31, 2020 and are recognized when earned.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - Management has evaluated whether events or transactions which have occurred after December 31, 2020, require recognition or disclosure in the financial statements. The evaluation was conducted through February 24, 2021, which is the date the financial statements were available for issuance.

NOTE A <u>BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> continued

<u>Cash and Cash Equivalents</u> - For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less.   The Company maintains its cash in bank deposit accounts which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. At December 31, 2020 uninsured cash amounted to $262,778.

<u>Income Taxes</u> - The Company, with the consent of the shareholder, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Monroe Vos Consulting Group, Inc. elected to treat MV Securities Group, Inc. as a qualified Subchapter S subsidiary beginning August 1, 2013. Accordingly, the Company has been included in the S corporation return of The Monroe Vos Consulting Group, Inc. for periods ending after July 31, 2013. Therefore, no provision of liability for Federal income taxes has been included in these financials.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2020, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2017 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

The State of Texas franchise tax is incurred at the tax rate of 1% on gross revenue, less the larger of cost of goods sold, wages and related employee benefits, or a statutory 30% deduction to determine taxable income. The Company is also eligible to utilize a tax rate of .575% on gross revenue, without a deduction, as its gross revenue is not in excess of $10,000,000. The tax is accounted for as an expense during the period the revenue is recognized for financial statement purposes. The Company reports its income for Texas franchise tax purposes in a combined tax return with The Monroe Vos consulting Group, Inc. The Company paid state franchise taxes of $3,284 in 2020.

<u>Receivable from Clearing Organization</u> – The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all securities transactions with customers and brokers and dealers. Related to these transactions the Company is required to maintain cash on deposit in a clearance account with the Clearing Organization in the amount of $50,000. According to the clearing agreement, the clearing organization is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

MV SECURITIES GROUP, INC.

Notes to Financial Statements, Continued

December 31, 2020

NOTE B MANAGMENT AGREEMENT

The Company's parent, The Monroe Vos Consulting Group, Inc., (Management Company) provides the Company management services, office facilities and pays various overhead expenses on behalf of MV Securities Group, Inc. Fees for management services included a fixed monthly management fee of $10,700 during the year of 2020 for incremental overhead expenses. The fixed management fee will be computed no less than annually and applied on a consistent basis. In addition to the fixed monthly management fee, the Management Company may invoice MV Securities Group, Inc. for specific other expenses as determined by Management Company.

NOTE C NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2020, the Company had net capital of $555,831 which exceeded its required net capital of $5,000 by $550,831. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. Furthermore, the Company's agreement with its clearing broker requires net capital of not less than $150,000 and to maintain restricted cash in the amount of $50,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1. There were no liabilities subordinated to the claims of general creditors during 2020.

NOTE D CONCENTRATIONS AND CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

MV SECURITIES GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2020

Net capital:

Total stockholder's equity	$	578,495
Less nonallowable assets - Receivable 12b-1 fees		2,500
Less nonallowable assets - prepaid expenses		14,168
Less other securities haircut		5,996
Net capital	$	555,831

Aggregate indebtedness - Items included in statement of financial condition - total liabilities	$	6,565

Computation of basic net capital requirement:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	438
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amount)	$	5,000
Net capital in excess of required minimum	$	550,831
Excess net capital (net capital less the greater of 10% of total aggregate indebtedness or 120% minimum dollar net capital)	$	549,831

Ratio of aggregate indebtedness to net capital	.12 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2020, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5.

See report of independent registered public accounting firm.

MV SECURITIES GROUP, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2020

Exemption Provision

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

See report of independent registered public accounting firm.

HARPER | PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
MV Securities Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MV Securities Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MV Securities Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provisions) and (2) MV Securities Group, Inc. stated that MV Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MV Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MV Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
February 24, 2021

12

MV Securities Group, Inc.
1001 McKinney, Suie 1200 / Houston, Texas 77002
713-227-0100

Exemption Report

MV Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

MV Securities Group, Inc.

I, Julie L. Swanson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Julie L. Swanson

Julie L. Swanson, Chief Financial Officer

January 20, 2021